

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

January 18, 2017

Via E-mail
Michael A. Alvarado
Chief Legal Officer, Vice President
and Secretary
Five Point Holdings, LLC
25 Enterprise, Suite 300
Aliso Viejo, California 92656

>   **Re: Five Point Holdings, LLC**
>   **Amendment No. 4 to**
>   **Draft Registration Statement on Form S-11**
>   **Submitted December 21, 2016**
>   **CIK No. 0001574197**

Dear Mr. Alvarado:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Structure and Formation of Our Company, page 12

1. Please revise the chart on page 13 to disclose Lennar Corporation's and Mr. Haddad's ownership in Five Point Operating Company, LLC, the Great Park Venture, and the San Francisco Venture.

Executive and Director Compensation, page 130

2. Please update to include 2016 compensation information.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856, or Eric McPhee, Senior Staff Accountant, at (202) 551-3693, if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799, or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Jonathan L. Friedman, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP